Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No(s). 333-184108, 333-178260 and 333-129631 on Form S-8, 333-198444, 333-192615 and 333-189296 on Form F-10 and 333-182656 on Form F-3 of our reports dated March 26, 2015 relating to the consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Current Report on Form 6-K dated March 26, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 27, 2015

Toronto, Canada